

Exhibit 99.1

FF301

HKEX 香港交易所

Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities

For the month ended: 31 March 2026

Status: New Submission

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: Lufax Holding Ltd

Date Submitted: 08 April 2026

I. Movements in Authorised / Registered Share Capital

1. Class of shares	Ordinary shares	Type of shares	Not applicable	Listed on the Exchange (Note 1)	Yes	
Stock code (if listed)	06623	Description				

	Number of authorised/registered shares	Par value		Authorised/registered share capital	
Balance at close of preceding month	10,000,000,000	USD	0.00001	USD	100,000
Increase / decrease (-)				USD	
Balance at close of the month	10,000,000,000	USD	0.00001	USD	100,000

Total authorised/registered share capital at the end of the month: USD 100,000

II. Movements in Issued Shares and/or Treasury Shares and Public Float Sufficiency Confirmation

1. Class of shares	Ordinary shares	Type of shares	Not applicable	Listed on the Exchange (Note 1)	Yes	
Stock code (if listed)	06623	Description				

	Number of issued shares (excluding treasury shares)	Number of treasury shares	Total number of issued shares
Balance at close of preceding month	1,733,377,784	0	1,733,377,784
Increase / decrease (-)			
Balance at close of the month	1,733,377,784	0	1,733,377,784

Public float sufficiency confirmation (Note 4)

Pursuant to Main Board Rule 13.32D(1) or 19A.28D(1) / GEM Rule 17.37D(1) or 25.21D(1), we hereby confirm that, in relation to the class of shares as set out above, as at the close of the month:
☑   the applicable public float requirement (see below) has been complied with ☐   the applicable public float requirement (see below) has not been complied with
The applicable minimum public float requirement for the class of shares as set out above pursuant to Main Board Rule 13.32B or 19A.28B / GEM Rule 17.37B or 25.21B (as the case may be) is:

Applicable public float threshold	Initial Prescribed Threshold - 25% of the total number of issued shares in the class to which the listed shares belong (excluding treasury shares)
Additional information	

Remarks:

The number of issued shares of Lufax Holding Ltd (the "Company") excludes (i) the shares underlying the ADSs repurchased by the Company pursuant to the share repurchase programs and (ii) shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the Company's share incentive plans, which in aggregate amounted to 56,304,860 as of March 31, 2026. The Company has obtained a waiver from the Stock Exchange from strict compliance with the requirements in relation to the retention of the above mentioned shares during its Hong Kong listing process. For further details, please refer to the section headed "Waivers" in the Company's listing document dated April 11, 2023.

III. Details of Movements in Issued Shares and/or Treasury Shares

(A). Share Options (under Share Option Schemes of the Issuer)

1. Class of shares	Ordinary shares	Type of shares	Not applicable	Listed on the Exchange (Note 1)		Yes	
Stock code (if listed)	06623	Description					

Particulars of share option scheme	Number of share options outstanding at close of preceding month	Movement during the month		Number of share options outstanding at close of the month	Number of new shares issued during the month pursuant thereto (A1)	Number of treasury shares transferred out of treasury during the month pursuant thereto (A2)	Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month	The total number of shares which may be issued or transferred out of treasury upon exercise of all share options to be granted under the scheme at close of the month
1). 2014 Share Incentive Plan adopted in December 2014 - award of options (which is amended from time to time)	7,844,351		0	7,844,351			7,844,351	0
General Meeting approval date (if applicable)								

Increase in issued shares (excluding treasury shares): _____ Ordinary shares (AA1)

Decrease in treasury shares: _____ Ordinary shares (AA2)

Total funds raised during the month from exercise of options: USD _____ 0

Remarks:

As of March 31, 2026, 12,710,339 shares of the Company (equivalent to 6,355,169 ADSs of the Company) are available for future grant under the scheme mandate limit under the 2019 Performance Share Unit Plan (adopted in September 2019 and amended from time to time). The 2014 Share Incentive Plan has expired in December 2024.

v 1.2.1

(B). Warrants to Issue Shares of the Issuer   Not applicable

(C). Convertibles (i.e. Convertible into Shares of the Issuer)

1. Class of shares	Ordinary shares	Type of shares	Not applicable	Listed on the Exchange (Note 1)	Yes	
Stock code (if listed)	06623	Description				

Description of the Convertibles	Currency	Amount at close of preceding month	Movement during the month			Amount at close of the month	Number of new shares issued during the month pursuant thereto (C1)	Number of treasury shares transferred out of treasury during the month pursuant thereto (C2)	Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month
1). Ping An Convertible Promissory Notes	USD	976,900,000				976,900,000			421,077,586

Type of the Convertibles	Bond/Notes
Stock code of the Convertibles (if listed on the Exchange) (Note 1)	
Subscription/Conversion price	USD 2.32
General Meeting approval date (if applicable)	

Increase in issued shares (excluding treasury shares): _____ Ordinary shares (CC1)

Decrease in treasury shares: _____ Ordinary shares (CC2)

(D). Any other Agreements or Arrangements to Issue Shares of the Issuer, including Options (other than Share Option Schemes)

1. Class of shares	Ordinary shares	Type of shares	Not applicable	Listed on the Exchange (Note 1)		Yes	
Stock code (if listed)	06623	Description					

	Description of other agreements or arrangements	General Meeting approval date (if applicable)	Number of new shares issued during the month pursuant thereto (D1)	Number of treasury shares transferred out of treasury during the month pursuant thereto (D2)	Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month
1).	2019 Performance Share Unit plan, adopted in September 2019 - performance share units (which was amended from time to time)				187,155

Increase in issued shares (excluding treasury shares): _____ Ordinary shares (DD1)

Decrease in treasury shares: _____ Ordinary shares (DD2)

(E). Other Movements in Issued Shares and/or Treasury Shares   Not applicable

Total increase/ decrease (-) in issued shares (excluding treasury shares) during the month (i.e. Total of AA1 to EE1):	_____	Ordinary shares
Total increase/ decrease (-) in treasury shares during the month (i.e. Total of AA2 to EE2):	_____	Ordinary shares

v 1.2.1

IV. Information about Hong Kong Depositary Receipt (HDR)   Not applicable

V. Confirmations

Pursuant to Main Board Rule 13.25C / GEM Rule 17.27C, we hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued, or the treasury shares sold or transferred by the issuer during the month as set out in Parts III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and carried out in compliance with all applicable listing rules, laws and other regulatory requirements and, insofar as applicable:
(Note 5)

(i)   all money due to the listed issuer in respect of the issue of securities, or sale or transfer of treasury shares has been received by it;   (ii) all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled;   (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled;   (iv) all the securities of each class are in all respects identical (Note 6);   (v)   all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with all other legal requirements;   (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue, sale or transfer;   (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and   (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.

Submitted by: Tongzhuan XI

Title: Executive Director and Chief Financial Officer

            (Director, Secretary or other Duly Authorised Officer)

Notes

1. The Exchange refers to The Stock Exchange of Hong Kong Limited.

2. In the case of repurchase of shares (shares repurchased and cancelled) and redemption of shares (shares redeemed and cancelled), "date of event" should be construed as "cancellation date".

    In the case of repurchase of shares (shares held as treasury shares), "date of event" should be construed as "date on which shares were repurchased and held by the issuer in treasury".

3. The information is required in the case of repurchase of shares (shares repurchased for cancellation but not yet cancelled) and redemption of shares (shares redeemed but not yet cancelled). Please state the number of shares repurchased or redeemed during the month or in preceding month(s) but pending cancellation as at close of the month as a negative number.

4. "Initial Prescribed Threshold", "Alternative Threshold" and "market value" have the meanings ascribed thereto under Main Board Rule 13.32A or 19A.28A / GEM Rule 17.37A or 25.21A. See also Main Board Rule 13.32D(4) or 19A.28D(4) / GEM Rule 17.37D(4) or 25.21D(4) on the basis of the public float disclosure.

5. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, or the treasury shares sold or transferred, no further confirmation is required to be made in this return.

6. "Identical" means in this context:

    - the securities are of the same nominal value with the same amount called up or paid up;

    - they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

    - they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.